

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Patrick Horgan
President and Chief Executive Officer
Cub Crafters, Inc.
1918 South 16th Avenue
Yakima, WA 98903

> **Re: Cub Crafters, Inc.**
> **Amendment No. 1 Offering Statement on Form 1-A**
> **Filed September 30, 2022**
> **File No. 024-11983**

Dear Patrick Horgan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2022, letter.

Amendment No. 1 to Form 1-A

Securities Being Offered, page 45

1.   We note your response to prior comment four. However, it does not appear that the conversion of Class B common stock contemplated by your certificate of incorporation is described in your offering circular. In addition, the statement to the effect that Class A and Class B common stock have the same rights (other than voting) does not appear entirely consistently with your certificate of incorporation; for example, Class B common stock appears subject to restrictions on transfer. Please revise your disclosure accordingly.

General

2.   Please revise the offering circular to provide the interim financial statements required by Part F/S of Form 1-A.

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Sara Hanks